

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2021

By E-Mail

Kai H. E. Liekefett, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

   Re: CytoDyn Inc.
     Response letter dated September 3, 2021 to comments issued on Soliciting
       Materials filed pursuant to Rule 14a-12 on August 19, 2021
     File No. 000-49908

Dear Mr. Liekefett:

   We have reviewed the responses to our comments on the above-captioned filing, and have the following comments.

1. We reissue prior comment 1 as it related to your statement that "…the Group is implicitly acknowledging that these posts violated federal securities laws." We do not believe you have provided sufficient support for your disclosure. Your response quoted explicit language used by the Group such that your belief as to what is being implied instead is superseded.

2. We reissue prior comment 2. We do not believe you have provided sufficient support for your disclosure. Your use of the phrase "hostile takeover," given your response, requires assumptions to be made that are not apparent.

3. We reissue prior comment 3. To the extent you continue referring to "dark money" as funding the dissidents' campaign, please include disclosure clarifying whether such funding or related activities appear to violate any proxy solicitation rules.

4. We reissue prior comment 4. Similar to our comment immediately above, to the extent you continue referring to Eisenberg Investments as "secretive," please include disclosure clarifying whether such funding or related activities appear to violate any proxy solicitation rules and describe the efforts you have made to obtain information about Eisenberg Investments.

5. We reissue prior comment 5. Thus, your response describing a specific chronology of events and your conclusions from such events should be clarified to note that votes or proxies may be revoked until such time as they are counted.

6. We reissue prior comment 6.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions